SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF NOVEMBER 2005

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and Form S-8 Registration Statement File No. 33-71822.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: November 7, 2005

--------------------------------------------------------------------------------
[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

CONTACT:
DROR ISRAEL, CFO
LANOPTICS LTD.  ISRAEL
++972-4-959 6666
E.MAIL: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE

                 LANOPTICS ANNOUNCES 2005 THIRD QUARTER RESULTS

     YOKNEAM, ISRAEL, November 7, 2005 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the third quarter ended September 30, 2005.

     For the three months ended September 30, 2005, LanOptics reported revenues of US$ 687,000 versus US$ 1,403,000 in the third quarter of 2004. All of the revenues were attributable to LanOptics' subsidiary, EZchip Technologies. LanOptics incurred an operating loss of US$ 2,404,000, versus an operating loss of US$ 1,971,000 in the third quarter of 2004. The majority of the expenses that resulted in the operating loss were attributable to EZchip's research and development efforts on future products. The balance of the expenses related primarily to EZchip's sales and marketing activities. Net loss for the third quarter was US$ 2,514,000, a loss of US$ 0.22 per share, compared to a net loss of US$ 2,184,000, or US$ 0.24 per share, for the same period last year.

     For the nine months ended September 30, 2005, LanOptics reported revenues of US$ 4,563,000, compared with US$ 3,026,000 for the same period last year. All of the revenues were attributable to EZchip Technologies. LanOptics incurred an operating loss for the nine months of US$ 8,297,000, which included a US$ 1,475,000 one-time in-process research and development write-off required by generally accepted accounting principles in the United States in connection with the June 2005 share exchange, versus US$ 6,192,000 in the same period last year. Net loss for the nine months was US$ 8,311,000, or US$ 0.76 per share, compared to a year-earlier loss for the comparable period of US$ 6,776,000, or US$ 0.73 per share.

"Thus far our revenues are attributed mostly to sales of our NP-1c network processor," said Dr. Meir Burstin, Chairman of the Board. "We now have 14 NP-1c customers that have entered the production stage and 20 customers in the design phase of their NP-1c based systems. However, our revenues declined in the quarter and may continue to fluctuate from quarter to quarter for the foreseeable future, because only a few of these customers are currently generating volume production orders. As a result, we cannot yet sustain a stable revenue growth pattern."

"During the quarter, we completed the testing and verification of samples of our NP-2 network processor, the only single-chip 10-Gigabit duplex network processor with an integrated traffic manager on the market," added Dr. Burstin. "Production of NP-2 is slated to start in the first quarter of 2006. The number of NP-2 design wins continues to grow, and we now have 32 design wins, up from 23 in the previous quarter. Most NP-2 design wins are in line cards, which represent a larger market potential since ten or more line cards, each with corresponding network processor chips, are typically used per chassis. Our future revenue ramp-up will continue to depend on the success of our customers' new products that incorporate NP-1c and NP-2 network processors, on market acceptance of these products, and on the pace of recovery in the telecommunications and related markets."

                                   -- more --

--------------------------------------------------------------------------------
[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

ABOUT LANOPTICS

     LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company providing highly integrated 10-Gigabit and 5-Gigabit network processors. EZchip's network processors integrate many functions normally found in separate chips into a single device. Flexibility, integration and high port-count make EZchip's solutions ideal for a wide range of Layer 2-7 applications for the carrier metro and edge, the enterprise backbone and data centers.

     For more information on EZchip, visit the web site at http://www.ezchip.com

     For more information on LanOptics, visit the web site at http://www.lanoptics.com


     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2005 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.

                             -- Tables to Follow --

--------------------------------------------------------------------------------
[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

                                 LanOptics Ltd.
                      Consolidated Statement of Operations
              (U.S. Dollars in thousands, except per share amounts)

                                                           Three Months Ended                   Nine Months Ended
                                                              September 30                         September 30
                                                              (Unaudited)                          (Unaudited)

                                                        2005               2004               2005               2004
                                                    -----------        -----------        -----------        -----------
Revenues                                                    687              1,403              4,563              3,026
Cost of Revenues                                            299                550              1,788              1,156
Amortization of Developed Technology                         80                 60                199                181
                                                    -----------        -----------        -----------        -----------
Gross Profit                                                308                793              2,576              1,689

Research & Development                                    1,815              1,858              6,584              5,177
In-process Research and Development Write-off                --                 --              1,475                 --
Selling, General & Administration                           897                906              2,814              2,704
                                                    -----------        -----------        -----------        -----------
Operating Loss                                           (2,404)            (1,971)            (8,297)            (6,192)

Financial and Other Income (Expenses), net                 (110)              (213)              (220)              (584)
                                                    -----------        -----------        -----------        -----------
Loss Before Minority Interest                            (2,514)            (2,184)            (8,517)            (6,776)
Minority Interest in Loss of Subsidiaries                    --                 --                206                 --
                                                    -----------        -----------        -----------        -----------
Net Loss                                                 (2,514)            (2,184)            (8,311)            (6,776)
                                                    ===========        ===========        ===========        ===========

Net Loss per Share                                        (0.22)             (0.24)             (0.76)             (0.73)

Weighted Average Number of Shares Used in
Computing Net Loss per Share                         11,633,771          9,250,535         10,995,327          9,250,535
                                                    -----------        -----------        -----------        -----------



                                   -- more --

--------------------------------------------------------------------------------
[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

                                 LanOptics Ltd.

                           Consolidated Balance Sheet
                           (U.S. Dollars in thousands)

                                                    September 30,  December 31,
                                                     -------        -------
                                                       2005           2004
                                                     -------        -------
                                                    (Unaudited)     (Audited)

ASSETS
CURRENT ASSETS:
Cash, Cash Equivalents & Marketable Securities        21,183         25,619
Trade Receivable                                         471            781
Other Receivables                                        448            703
Inventories                                            2,292          1,279
                                                     -------        -------
Total Current Assets                                  24,394         28,382

LONG-TERM INVESTMENTS:
Prepaid Development and Production Costs, Net            397            476
Severance Pay Fund                                     1,543          1,489
                                                     -------        -------
Total Long-Term Investments                            1,940          1,965

PROPERTY & EQUIPMENT, NET                                378            384

INTANGIBLE ASSETS, NET                                 5,780            634
                                                     -------        -------
TOTAL ASSETS                                          32,492         31,365
                                                     =======        =======


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade Payables                                           303            856
Other Payables and Accrued Expenses                    1,922          2,478
                                                     -------        -------
Total Current Liabilities                              2,225          3,334

LONG TERM LIABILITIES:
Accrued Severance Pay                                  1,983          1,985

PREFERRED SHARES IN A SUBSIDIARY                      38,463         35,937

SHAREHOLDERS' DEFICIENCY:
Share Capital                                             75             70
Additional Paid-in Capital                            61,185         53,193
Accumulated Other Comprehensive Income/(loss)            (58)           (84)
Accumulated Deficit                                  (71,381)       (63,070)
                                                     -------        -------
Total Shareholders' Deficiency                       (10,179)        (9,891)
                                                     -------        -------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY        32,492         31,365
                                                     =======        =======